EXHIBIT 99.1

Colliers International reports financial results for third quarter

Quarterly revenue up 10% (11% in local currency); Year to date revenue up 13% (16% in local currency)

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS measures)	2016	2015	2016	2015

Revenues	$462.1	$420.3	$1,320.7	$1,165.9
Adjusted EBITDA (note 1)	37.6	43.0	112.6	102.2
Adjusted EPS (note 2)	0.40	0.52	1.22	1.21

GAAP Operating Earnings	23.6	29.8	70.1	15.4
GAAP EPS from continuing operations	0.24	0.20	0.61	(0.37)

TORONTO, Oct. 28, 2016 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) today reported solid financial results for its third quarter ended September 30, 2016. All amounts are in US dollars.

Revenues for the third quarter were $462.1 million, a 10% increase (11% in local currency (note 3)) relative to the same quarter in the prior year and Adjusted EBITDA (note 1) was $37.6 million, down from a strong $43.0 million in the prior year period. Adjusted EPS (note 2) was $0.40, relative to $0.52 in the prior year period. GAAP Operating Earnings were $23.6 million, relative to $29.8 million in the prior year and GAAP EPS was $0.24 per share, versus $0.20 per share for the same quarter a year ago.

For the nine months ended September 30, 2016, revenues were $1.32 billion, a 13% increase (16% in local currency) relative to the comparable prior year period and Adjusted EBITDA was $112.6 million, up 10% (13% in local currency). Adjusted EPS was $1.22, up 1% versus the prior year period. Year-to-date Adjusted EPS would have been approximately $0.04 higher excluding foreign exchange impacts. GAAP Operating Earnings were $70.1 million, relative to $15.4 million in the prior year period and GAAP EPS was $0.61 per share, compared to a loss of $0.37 per share in the prior year period. Similarly, year-to-date GAAP EPS would have been approximately $0.04 higher excluding changes in foreign exchange rates. Prior year GAAP Operating Earnings and GAAP EPS results included one-time charges related to the separation from FirstService Corporation completed on June 1, 2015.

“Colliers delivered solid results in the third quarter despite challenging market conditions in the UK and Europe, highlighting the strength of our geographic and service line diversification,” said Jay S. Hennick, Chairman and CEO of Colliers International. “We completed three acquisitions during the quarter, two in the Americas and one in EMEA and just after the quarter ended, we added a fourth in the UK. We also appointed a new member to our board of directors, adding Canada’s former Prime Minister Stephen Harper who brings a wealth of experience as a former G7 leader. Most importantly, our strategy remains focused on building Colliers over the long term - investing prudently and strategically, and leveraging our strong balance sheet to capture opportunities as they present themselves. Assuming stable market conditions and with our strong pipelines currently in place, we expect to exceed the results reported in the fourth quarter of 2015,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is an industry leading global real estate services company with more than 16,000 skilled professionals operating in 66 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 11 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

(in thousands of US$)	Three months ended				Nine months ended
(RC = reporting currency)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2016	2015	in RC %	in LC %	2016	2015	in RC %	in LC %

Outsourcing & Advisory	$180,223	$154,239	17%	18%	$519,850	$443,498	17%	20%
Lease Brokerage	147,958	136,742	8%	9%	412,650	378,236	9%	11%
Sales Brokerage	133,871	129,297	4%	3%	388,196	344,138	13%	15%

Total revenues	$462,052	$420,278	10%	11%	$1,320,696	$1,165,872	13%	16%

Consolidated revenues for the third quarter grew 11% on a local currency basis, with each service line contributing strongly with the exception of Sales Brokerage which was up only 3%. Consolidated internal revenue growth in local currencies was 1% (note 3) with the balance coming from acquisitions completed during the past year.

For the nine months ended September 30, 2016, consolidated revenues grew 16% on a local currency basis with each service line contributing strongly. Year-to-date consolidated internal revenue growth in local currencies was 6% with the balance coming from acquisitions completed during the past year.

Segmented Quarterly Results
Revenues in the Americas region totalled $256.5 million for the third quarter compared to $223.9 million in the prior year quarter, up 15% (15% on a local currency basis). All local currency revenue growth came from recent acquisitions. Internal revenue growth was flat relative to the strong results reported in the prior year quarter, with a change in mix toward Outsourcing & Advisory services. Adjusted EBITDA was $22.6 million, versus $22.8 million in the prior year quarter. Margins were negatively impacted by a reduction in broker productivity resulting from smaller average transaction sizes, as well as a greater proportion of more stable Outsourcing & Advisory revenues which generate lower margins. GAAP Operating Earnings were $16.3 million, versus $17.9 million in the prior period.

EMEA region revenues totalled $106.6 million for the third quarter compared to $107.6 million in the prior year quarter, down 1% (up 4% on a local currency basis). Local currency revenue growth was comprised of a 1% internal decline and 5% growth from recent acquisitions. Internal revenues were impacted by a decline in Sales Brokerage, reflecting both the strong comparative quarter in 2015 and the effect of the June 2016 “Brexit” referendum, largely offset by a 15% increase in Outsourcing & Advisory services revenues. Adjusted EBITDA was $4.5 million, versus $13.2 million in the prior year quarter, and was impacted primarily by the above-noted change in revenue mix. The GAAP Operating Loss was $0.4 million, versus Operating Earnings of $8.5 million in the prior year quarter.

Asia Pacific region revenues totalled $98.6 million for the third quarter compared to $88.5 million in the prior year quarter, up 12% (9% on a local currency basis), entirely from internal growth, with contributions from all three service lines. Adjusted EBITDA was $13.2 million versus $8.7 million in the prior year quarter. The prior year quarter results were impacted by recruiting costs and transaction costs for an acquisition that was ultimately not completed. GAAP Operating Earnings were $11.6 million, up from $6.8 million in the prior year period.

Global corporate costs were $2.6 million in the third quarter, relative to $1.7 million in the prior year period. The GAAP Operating Loss for the third quarter was $4.0 million, relative to $3.4 million in the prior period. Prior year costs were favourably impacted by foreign currency translation.

Conference Call
Colliers will be holding a conference call on Friday, October 28, 2016 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and factors are identified in the Company’s Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) corporate costs allocated to spin-off; (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to incur debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$13,461	$18,414	$41,250	$(2,904)
Income tax	8,207	9,226	24,138	12,076
Other income, net	(362)	(461)	(2,183)	(287)
Interest expense, net	2,321	2,631	6,913	6,522
Operating earnings (loss)	23,627	29,810	70,118	15,407
Depreciation and amortization	11,390	9,794	33,038	28,068
Acquisition-related items	352	1,655	2,397	3,696
Spin-off stock-based compensation costs	-	-	-	35,400
Spin-off transaction costs	-	1,013	-	14,147
Corporate costs allocated to spin-off	-	-	-	2,010
Restructuring costs	1,804	-	4,580	-
Stock-based compensation expense	471	771	2,489	3,463
Adjusted EBITDA	$37,645	$43,043	$112,622	$102,191

2. Reconciliation of net earnings (loss) from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) corporate costs allocated to spin-off; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$13,461	$18,414	$41,250	$(2,904)
Non-controlling interest share of earnings	(3,286)	(4,566)	(11,259)	(13,386)
Amortization of intangible assets	5,192	4,312	15,619	11,943
Acquisition-related items	352	1,655	2,397	3,696
Spin-off stock-based compensation costs	-	-	-	35,400
Spin-off transaction costs	-	1,013	-	14,147
Corporate costs allocated to spin-off	-	-	-	2,048
Restructuring costs	1,804	-	4,580	-
Stock-based compensation expense	471	771	2,489	3,463
Income tax on adjustments	(2,117)	(1,597)	(6,356)	(9,067)
Non-controlling interest on adjustments	(399)	-	(1,332)	(163)
Adjusted net earnings	$15,478	$20,002	$47,388	$45,177

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2016	2015	2016	2015

Diluted net earnings (loss) per share from continuing operations	$0.24	$0.20	$0.61	$(0.37)
Non-controlling interest redemption increment	0.02	0.16	0.16	(0.08)
Amortization of intangible assets, net of tax	0.09	0.08	0.25	0.22
Acquisition-related items	0.01	0.04	0.06	0.10
Spin-off stock-based compensation costs	-	-	-	0.95
Spin-off transaction costs, net of tax	-	0.02	-	0.27
Corporate costs allocated to spin-off, net of tax	-	-	-	0.04
Restructuring costs, net of tax	0.03	-	0.08	-
Stock-based compensation expense, net of tax	0.01	0.02	0.06	0.08
Adjusted earnings per share	$0.40	$0.52	$1.22	$1.21

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2016	2015	2016	2015

Revenues	$462,052	$420,278	$1,320,696	$1,165,872

Cost of revenues	301,073	265,510	832,908	713,520
Selling, general and administrative expenses	125,610	112,496	382,235	355,634
Depreciation	6,198	5,482	17,419	16,125
Amortization of intangible assets	5,192	4,312	15,619	11,943
Acquisition-related items (1)	352	1,655	2,397	3,696
Spin-off stock-based compensation costs (2)	-	-	-	35,400
Spin-off transaction costs (3)	-	1,013	-	14,147
Operating earnings	23,627	29,810	70,118	15,407
Interest expense, net	2,321	2,631	6,913	6,522
Other expense (income)	(362)	(461)	(2,183)	(287)
Earnings before income tax	21,668	27,640	65,388	9,172
Income tax	8,207	9,226	24,138	12,076
Net earnings (loss) from continuing operations	13,461	18,414	41,250	(2,904)
Discontinued operations, net of income tax (4)	-	-	-	1,104
Net earnings (loss)	13,461	18,414	41,250	(1,800)
Non-controlling interest share of earnings	3,286	4,566	11,259	13,386
Non-controlling interest redemption increment	671	6,185	6,279	(2,835)
Net earnings (loss) attributable to Company	$9,504	$7,663	$23,712	$(12,351)

Net earnings (loss) per common share
Basic
Continuing operations	$0.25	$0.20	$0.61	$(0.37)
Discontinued operations	-	-	-	0.03
	$0.25	$0.20	$0.61	$(0.34)

Diluted
Continuing operations	$0.24	$0.20	$0.61	$(0.37)
Discontinued operations	-	-	-	0.03
	$0.24	$0.20	$0.61	$(0.34)

Adjusted earnings per share (5)	$0.40	$0.52	$1.22	$1.21

Weighted average common shares (thousands)
Basic	38,601	37,973	38,584	36,825
Diluted	38,950	38,431	38,859	37,242

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) Stock-based compensation costs related to the exchange of non-controlling interests in the former Commercial Real Estate Services division for publicly traded shares of Colliers International Group Inc., in connection with the spin-off completed on June 1, 2015.
(3) Transaction costs related to the spin-off of FirstService Corporation completed on June 1, 2015.
(4) Discontinued operations comprise FirstService Corporation, which was spun off on June 1, 2015.
(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2016	December 31, 2015	September 30, 2015

Assets
Cash and cash equivalents	$108,910	$116,150	$98,167
Accounts receivable	278,981	298,466	269,675
Prepaids and other assets	94,797	81,363	85,039
Current assets	482,688	495,979	452,881
Other non-current assets	35,945	23,209	21,929
Fixed assets	63,801	62,553	61,770
Deferred income tax, net	79,743	84,038	90,273
Goodwill and intangible assets	498,100	426,642	410,210
Total assets	$1,160,277	$1,092,421	$1,037,063

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$414,194	$455,243	$388,934
Other current liabilities	15,423	20,698	17,327
Long-term debt - current	2,609	3,200	3,778
Current liabilities	432,226	479,141	410,039
Long-term debt - non-current	333,163	257,747	316,265
Other liabilities	56,244	48,034	47,275
Deferred income tax, net	21,054	18,414	19,862
Redeemable non-controlling interests	132,660	139,592	134,527
Shareholders' equity	184,930	149,493	109,095
Total liabilities and equity	$1,160,277	$1,092,421	$1,037,063

Supplemental balance sheet information
Total debt	$335,772	$260,947	$320,043
Total debt, net of cash	226,862	144,797	221,876
Net debt / pro forma adjusted EBITDA ratio	1.1	0.8	1.3

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2016	2015	2016	2015

Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$13,461	$18,414	$41,250	$(2,904)
Items not affecting cash:
Depreciation and amortization	11,390	9,794	33,038	28,068
Spin-off stock-based compensation	-	-	-	35,400
Deferred income tax	1,664	14	5,751	(5,475)
Other	5,051	1,187	13,241	6,298
	31,566	29,409	93,280	61,387

Net change from assets/liabilities
Accounts receivable	13,877	(2,665)	25,136	17,538
Payables and accruals	19,500	44,592	(65,335)	(31,989)
Other	(415)	(1,774)	(4,548)	(21,406)
Contingent acquisition consideration paid	(591)	(159)	(591)	(1,332)
Discontinued operations	-	-	-	29,416
Net cash provided by operating activities	63,937	69,403	47,942	53,614

Investing activities
Acquisition of businesses, net of cash acquired	(26,006)	(11,626)	(72,332)	(28,900)
Purchases of fixed assets	(5,560)	(4,491)	(16,242)	(15,793)
Other investing activities	(4,363)	(3,778)	(18,283)	(7,166)
Discontinued operations	-	-	-	(10,448)
Net cash used in investing activities	(35,929)	(19,895)	(106,857)	(62,307)

Financing activities
(Decrease) increase in long-term debt, net	(2,730)	(54,773)	83,758	(6,039)
Purchases of subsidiary shares from non-controlling interests, net	(9,282)	(4,317)	(12,919)	(5,210)
Dividends paid to common shareholders	(1,931)	-	(3,471)	(3,581)
Distributions paid to non-controlling interests	(3,130)	(5,290)	(13,389)	(12,778)
Other financing activities	(185)	(1,674)	793	(3,003)
Net cash (used in) provided by financing activities	(17,258)	(66,054)	54,772	(30,611)

Effect of exchange rate changes on cash	1,478	(9,011)	(3,097)	(19,322)

Increase (decrease) in cash and cash equivalents	12,228	(25,557)	(7,240)	(58,626)

Cash and cash equivalents, beginning of period	96,682	123,724	116,150	156,793

Cash and cash equivalents, end of period	$108,910	$98,167	$108,910	$98,167

Cash flows excluding discontinued operations
Operating activities	$63,937	$69,403	$47,942	$24,198
Investing activities	(35,929)	(19,895)	(106,857)	(51,859)

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended September 30

2016
Revenues	$256,466	$106,601	$98,623	$362	$462,052
Adjusted EBITDA	22,556	4,482	13,164	(2,557)	37,645
Operating earnings (loss)	16,307	(363)	11,636	(3,953)	23,627

2015
Revenues	$223,870	$107,647	$88,468	$293	$420,278
Adjusted EBITDA	22,802	13,216	8,683	(1,658)	43,043
Operating earnings (loss)	17,850	8,538	6,826	(3,404)	29,810

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Nine months ended September 30

2016
Revenues	$729,975	$322,693	$267,186	$842	$1,320,696
Adjusted EBITDA	72,527	21,007	26,934	(7,846)	112,622
Operating earnings (loss)	55,847	5,495	22,697	(13,921)	70,118

2015
Revenues	$613,364	$294,493	$257,269	$746	$1,165,872
Adjusted EBITDA	53,502	31,038	26,661	(9,010)	102,191
Operating earnings (loss) (1)	39,459	18,242	21,983	(64,277)	15,407

(1) Operating loss of Corporate for the nine month period ended September 30, 2015 includes $35,400 of spin-off stock-based compensation costs and $14,147 of spin-off transaction costs.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500